SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

28 February 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

28 February 2013

LLOYDS BANKING GROUP: CHANGES TO BOARD

Lloyds Banking Group is pleased to announce the appointment of Nicholas Luff as an independent Non-executive Director. Mr Luff will join the Board on 5 March 2013 and will serve as a member of the Audit and Risk Committees.

Following Martin Scicluna's retirement from the Board on 31 March 2013, Mr Luff will succeed him as Chair of the Audit Committee on 1 April 2013.

Commenting on Mr Luff's appointment, Sir Winfried Bischoff, Chairman, said: "We are delighted to welcome Nick to the Board. Nick has significant financial experience in the UK listed environment having served in a number of senior finance positions within a range of sectors.  We look forward to working with him as the Chairman of our Audit Committee."

BIOGRAPHICAL DETAILS

Nicholas Luff

Nick is the Group Finance Director of Centrica plc. He was previously the Finance Director of The Peninsular & Oriental Steam Navigation Company and Chief Financial Officer of P&O Princess Cruises plc. Until December 2010, he served as a Non-executive Director and was the Audit Committee Chair of QinetiQ Group.  Nick started his career with KPMG where he qualified as a chartered accountant in 1991.

There are no further disclosures to be made pursuant to Listing Rule 9.6.13.

- END -

Investor Relations
Charles King +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Corporate Affairs
Matthew Young +44 (0) 20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 28 February 2013